Exhibit 12.1
CERTEGY INC. (NOW KNOWN AS FIDELITY NATIONAL INFORMATION SERVICES, INC.)
RATIO OF EARNINGS TO FIXED CHARGES

	For the year ended December 31,

	2001(2)	2002(2)	2003(2)	2004(2)	2005

	($ in thousands, except ratio data)
Earnings:
Income before income taxes(1)	$132,077	$126,945	$132,573	$156,789	$174,441
Add:
Interest expense	7,200	7,120	7,950	12,914	12,832
Other adjustments	5,069	4,549	4,653	4,632	5,610

Total earnings	$144,346	$138,614	$145,176	$174,335	$192,883

Fixed charges:
Interest expense	$7,200	$7,120	$7,950	$12,914	$12,832
Other adjustments	5,069	4,549	4,653	4,632	5,610

Total fixed charges	$12,269	$11,669	$12,603	$17,546	$18,442

Ratio of earnings to fixed charges	11.77x	11.88x	11.52x	9.94x	10.46x

(1)	Income from continuing operations before income taxes and cumulative effect of a change in accounting principle, but including minority interests and equity in earnings of unconsolidated subsidiary.

(2)	On January 1, 2005, Certegy adopted SFAS 123(R), as further described in Notes 2 and 8 to the consolidated financial statements, which requires all share-based payments to employees to be recognized in the income statement based on their fair values. Periods from Certegy’s spin-off from Equifax Inc. on July 7, 2001 to December 31, 2004 were restated to conform to this presentation.
      For the purposes of calculating the ratio of earnings to fixed charges, fixed charges consist of interest on indebtedness, amortization of deferred financing costs, and an estimated amount of rental expense that is deemed to be representative of the interest factor.